UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 23, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES EXCHANGE ACT OF 1934

ImmunoCellular Therapeutics, Ltd.

File No. 001-35560 -CF#33171

ImmunoCellular Therapeutics, Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 9, 2015.

Based on representations by ImmunoCellular Therapeutics, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1	through February 16, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary